Trailmark Series Trust 485BPOS

Exhibit 99.(d)(1)(b)

SCHEDULE A-1 to the

Investment Advisory Agreement between

Trailmark Series Trust (the “Trust”)

and IDX Advisors, LLC (the “Adviser”)

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance the following fee schedule:

Fund	Asset Breakpoint	Rate	Effective Date
IDX Adaptive Opportunities Fund	None	1.49%	February 23, 2026

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be signed on their behalf by their duly authorized officers effective as of the Effective Date noted in the Schedule A above.

Trailmark Series Trust		IDX Advisors, LLC

By:		By:
	13/04/2026		14/04/2026

Name:	Brandon Byrd	Name:	Andrew Swan

Title:	President	Title:	Chief Executive Officer

Signature:

Email:   aswan@idx-us.com